January 20, 2021

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Bricktown Brewery Restaurants LLC
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-230710)

Ladies and Gentleman:

On behalf of Bricktown Brewery Restaurants LLC (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-230710) (the “Registration Statement”) in accordance with the instructions of the staff of the Securities and Exchange Commission. No securities were sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney Barry Grossman, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely, /s/ W.G. Buck Warfield W.G. Buck Warfield
Chief Executive Officer